SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                SCHEDULE 13D (Amendment No. 1)*
           Under the Securities Exchange Act of 1934

                      Fairfax Group , Inc.
----------------------------------------------------------------------

                        (Name of Issuer)

                 Common Stock, $0.01 Par Value
----------------------------------------------------------------------
                 (Title of Class of Securities)

                          30389N 10 7
----------------------------------------------------------------------
                         (CUSIP Number)

                         David M. Bovi
                 319 Clematis Street, Suite 812
                 West Palm Beach, Florida 33401
                         (561) 655-0665
----------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                       December 21, 2000
----------------------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-
1(f) or 240.13d.-1(g), check the following box [   ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     30389N 10 7

----------------------------------------------------------------------

1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification  Nos.
    of Above Persons:

                  Fred Keller

-------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

-------------------------------------------------------------------------

3)  SEC  Use  Only

-------------------------------------------------------------------------

4)  Sources  of  Funds  (See  Instructions):     N/A

-------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------

6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:         1,600,000
Shares Bene-
ficially           (8)  Shared Voting Power           -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:   1,600,000
ing Person
With              (10) Shared Dispositive Power       -0-

-------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,600,000

-------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------

13)  Percent  of Class  Represented  by  Amount  in Row  (11):

     26.01%**

-------------------------------------------------------------------------

14)  Type  of  Reporting  Person  (See  Instructions):   IN

-------------------------------------------------------------------------
** Based upon 6,150,000 shares of Common Stock outstanding subsequent to closing of the Transaction described in Item 5 hereof. Does not take into account the contemplated post Transaction closing capital infusion and issuance of 10,000,000 additional shares of Common Stock as more fully described in the Fairfax Group, Inc. Information Statement filed on December 11, 2000 pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

     This Amendment No. 1 hereby amends the cover page and Item 5 of the
Schedule 13D, filed May 3, 1999 by the Reporting Person with the
Securities and Exchange Commission with respect to the common stock, $0.01 par value, of Fairfax Group , Inc. (the "Company").

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     As of December 21, 2000, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

     The powers of the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

     On December 11, 2000, the Reporting Person, Fred Keller ("Keller"); Fred Keller, Trustee ("Keller Trust"); and Charles Adams (the "Buyer"), entered into a Stock Purchase Agreement (the "Agreement"). The Agreement provides for Buyer to acquire 4,200,000 shares of the Company's outstanding common stock held by Keller (the "Transaction") in exchange for $2,000. Additionally, pursuant to a Substitution of Debtor Agreement, of the same date, which was attached and made a part the Agreement, the Buyer promised to assume and discharge all of the debts of the Company owed to Keller Trust in the amount of $323,000 and repay this amount to Keller Trust.

     Keller also agreed to enter into an option agreement with unrelated third parties whereby Keller granted an option to such third parties to acquire an aggregate of up to 1,600,000 shares of the Company's outstanding common stock held by Keller in exchange for an aggregate amount of up to $30.00.


Item 7. Material to be Filed as Exhibits.
        ---------------------------------

        A.   Stock Purchase Agreement, and exhibits thereto;
        B.   Option Agreement No.1;
        C.   Option Agreement No.2;
        D.   Option Agreement No.3.


                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2000


       /s/ Fred Keller
       ----------------------
       Fred Keller

                          [EXHIBIT A]
                    STOCK PURCHASE AGREEMENT
                    ------------------------


                    STOCK PURCHASE AGREEMENT

   This Agreement, dated this 11th day of December, 2000, by and between Fred Keller, 6758 North Military Trail, Suite 303, West Palm Beach, Florida 33407 ("Keller"), majority shareholder of Fairfax Group, Inc., a Florida corporation ("Company"); Fred Keller, Trustee, 6758 North Military Trail, Suite 303, West Palm Beach, Florida 33407 ("Keller Trust"); Charles Adams, 219 Almeria, West Palm Beach, Florida 33405 (the "Buyer"); is made for the purpose of setting forth the terms and conditions upon which Keller will sell to the Buyer, a total of 4,200,000 shares of the Company's common stock, $0.01 par value.

   In consideration of the mutual promises, covenants and representations contained herein, the parties agree as follows:


                           ARTICLE 1
    SALE OF SECURITIES AND ASSUMPTION AND DISCHARGE OF DEBT

   Subject to the terms and conditions of this Agreement and the Escrow Agreement, of even date hereof, attached hereto as Exhibit "A" and made a part hereof, Keller agrees to sell and the Buyer agrees to purchase 4,200,000 shares of the Company's common stock in exchange for the consideration described in Schedule "1", attached hereto and made a part hereof. Additionally, pursuant to the certain Substitution of Debtor Agreement, of even date hereof, attached hereto as Exhibit "B", and made a part of this Agreement and the Escrow Agreement, Buyer promises to assume and discharge all of the debts of the Company owed to Keller Trust.


                                ARTICLE 2
                 REPRESENTATIONS AND WARRANTIES

   As of the closing date as defined in Article 4 below, to Keller's best knowledge and belief, Keller represents and warrants the following to the Buyer:

   1. Organization. Fairfax Group, Inc. is a corporation duly organized, validly existing, in good standing under the laws of the State of Florida, has all the necessary corporate powers to own real and personal property, and to carry on a business.

   2. Capital. The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.01par value, of which 6,150,000 shares are issued and outstanding. All outstanding shares are fully paid and non assessable, free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to this Agreement. There are no outstanding subscriptions, options, rights, warrants, convertible securities or other agreements or commitments obligating the Company to issue or to transfer from treasury any additional shares of its common stock.


          Exhibit A - Pg. 1


   3. Title. Keller has good and marketable title to all of the securities to be sold to the Buyer pursuant to this Agreement. The securities to be sold to the Buyer will be, at closing, free and clear of all liens, security interest, pledges, charges, claims, encumbrances and restrictions of any kind, other than affiliate "control share" restrictions and other applicable state and federal securities law restrictions.

   None of such shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such shares. Except as provided in this Agreement, Keller is not party to any agreement which offers or grants to any person the right to purchase or acquire any of the securities to be sold to the Buyer. So long as the Company's board of directors approves this Agreement pursuant to applicable Florida statutes, there is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the purchase of the shares by the Buyer, impair, restrict or delay the Buyer's voting rights with respect to the shares.

   4. Financial statements. Audited financial statements have been submitted to the Buyer. These statements were prepared according to generally accepted accounting principals. They fairly represent the financial position of the Company as of the respective dates and the results of its operations for the periods indicated.

   5. Securities and Exchange Commission Reports. Except where failure to do so did not and would not have a material adverse effect on the Company, the Company has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with the U.S. Securities and Exchange Commission (the "SEC"). Buyer has been furnished copies of all such reports filed with the Securities and Exchange Commission (the "SEC") since February 23, 1999.

   6. Contracts and Leases. Other than in connection with its activities as a "blank check" company, the Company has not carried on any business within the past five years from the date of this Agreement. Other than as disclosed in the Company's reports, registrations and statements, together with any required amendments thereto, that it was required to file with the U.S. Securities and Exchange Commission, the Company is not a party to any contract, agreement or lease. No person holds a power of attorney from the Company.

   7. Public Company Status. The Company is a reporting public company by virtue of the fact that on February 23, 1999, the Company elected to register the Company's common stock, $0.01 par value, pursuant to an SEC Form 10-SB registration statement on a voluntary basis in order to create a reporting "shell" company. The Company has a shareholder base of approximately 500 shareholders and 6,150,000 shares of Common Stock outstanding, 5,800,000 of which are "control" securities and therefore deemed to be restricted as "control shares". The Company's shares of common stock are not traded on any type of securities exchange, and there is no market for the shares of common stock.

   8. Litigation. The Company is not and has not been a party to any suit, action, arbitration, legal, administrative or other proceeding, or pending governmental investigation. There is no basis for any such



          Exhibit A - Pg. 2


action or proceeding and no such action or proceeding is threatened against the Company. The Company is not subject to or in default of any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency or instrumentality.

   9. Documents. As soon as practical after the execution of this Agreement, Keller or his representatives will provide to the Buyer or its representatives all of the following documents currently in the possession of the Company:

        A. Articles of Incorporation, with amendments, if any, thereto.
        B.   Bylaws.
        C.   Minutes of shareholders meetings.
        D.   Minutes of Board of Directors meetings.
        E.   List of officers and directors.
        F.   Shareholder list.
        G.   Original audited financial statements

   As of the closing date as defined in Article 4 below, Buyer represents and warrants the following to Keller:

   1. Shares not Registered. Buyer acknowledges that the shares offered hereby have not been registered under the Act, nor pursuant to the provisions of the securities act of any state. The shares offered herein will be sold without benefit of registration under the federal and state securities acts by reason of specific exemptions from registration provided by such acts.

   2.   Restrictions on Transfer.   Buyer acknowledges that there are
substantial restrictions on the transferability of Keller's shares of common stock, as such securities are "restricted", and they constitute "affiliate control shares". These securities may not be sold unless such sale is exempt from registration under the Securities Act and applicable state securities laws. Buyer shall be responsible for compliance with all conditions on transfer imposed by any securities administrator of any state and for any expenses incurred by the Company for legal or accounting services in connection with reviewing such a proposed transfer and/or issuing opinions in connection therewith.

   3. Legends. The certificates representing Keller's shares of common stock bear the following legend:

   THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS COMPLIANCE WITH THE REGISTRATION PROVISIONS OF SAID ACT HAS BEEN MADE, OR UNLESS THE AVAILABILITY OF AN EXEMPTION FROM THE REGISTRATION PROVISIONS HAS BEEN ESTABLISHED, OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

   4. Access to Information. The Buyer acknowledges that it has been furnished with all materials relating to the Company and its business activities that have been requested. The Buyer has been afforded full opportunity to ask questions of and receive answers from Keller and the



          Exhibit A - Pg. 3


Company's management concerning the Company and the Buyer's purchase of the shares, and all such questions have been answered to the full satisfaction of the Buyer. The Buyer has been afforded the full opportunity to obtain any additional information necessary to verify the accuracy of any representations of information provided to the Buyer.

   5. If the Buyer is other than an individual, the person signing on behalf of the Buyer has full authority to sign on behalf of the Buyer and bind the Buyer to the terms of this Agreement.

   6. If the Buyer is an entity other than a natural person, it represents that: (i) it is duly organized, validly existing and in good standing under the laws of the state of organization and has all the requisite power and authority to purchase the common stock as provided herein; (ii) such purchase does not result in any violations of, or conflict with, any term of the incorporation agreement or other documents governing the entity; and (iii) this Agreement has been duly executed and delivered on behalf of the Buyer and constitutes a legal, valid and binding agreement of the Buyer.


                           ARTICLE 3
                    COVENANTS OF THE PARTIES

   1. Conduct of Each of the Parties Prior to the Closing. Pending consummation of this Agreement, each of the parties to this Agreement agrees, without prior written consent of the other parties to this Agreement, given in a letter which specifically refers to this Article of the Agreement:

     A. not to (i) perform any act or omit to take any act that would make any of the representations made above, inaccurate in any material respect or materially misleading as of the closing date, or (ii) make any payment or distribution except for the payment of liabilities incurred in the ordinary course of business.

     B. to conduct its business in the ordinary and regular course, and keep its books of account, records and files in substantially the same manner as at present.

   2. Notice. Pending the closing of the transactions contemplated in this Agreement or prior to termination of this Agreement, each party agrees that it will promptly advise the others of the occurrence of any condition or event which would make any of its representations contained in this Agreement inaccurate, incorrect, or materially misleading.

   3. Access. Prior to the Closing, each party shall afford to the other parties to this Agreement (and their respective officers, attorneys, accountants and other authorized representatives), upon reasonable notice, free and full access during usual business hours to its relevant offices, personnel, books and records and other data, financial or otherwise, so that each such party may have full opportunity to make such investigation as it shall desire of the assets and the business and operations of the other parties, provided that such investigation shall not unreasonably interfere with such parties operations. The scope of the investigation will include, but not be



          Exhibit A - Pg. 4


limited to, verification of the accounts, books and records of each party. Duly authorized representatives shall also be entitled to discuss with officers of each party, its counsel, employees and independent public accountants, all of its books, records and other corporate documents, contracts, pricing and service policies, commitments and future prospects. Representatives of each party will furnish to the other parties to this Agreement and such other persons, copies of all materials relating to the business affairs, operations, assets and liabilities of each party which may be reasonably requested from time to time and will cause representatives and employees of each party to assist in such investigation. All information obtained in connection with the transactions contemplated by this Agreement or in the course of their investigations, whether obtained before or after the date of this Agreement shall be used only in connection with this Agreement and the subsequent operation of the combined entity and the other parties to this Agreement shall assure that all such information will be otherwise kept strictly confidential by each of them and their respective representatives.

   4. Additional Documents. At the request of any party, each party will execute and deliver any additional documents and perform in good faith such acts as reasonably may be required in order to consummate the transactions contemplated by this Agreement and to perfect the conveyance and transfer of any property or rights to be conveyed or transferred or perfect the assumption of any liabilities assumed under the terms of this Agreement.

   5. Filing of Returns; Additional Information. Each party will file on a timely basis all tax returns, notices of sale and other documentation required by law in connection with the transactions provided for in this Agreement or otherwise required by law, regulation or pursuant to the terms of any agreement to which it is a party. Each party will supplement any previous filing made by it in accordance with legitimate requests made by applicable agencies or parties to the extent required by the relevant law, regulation or agreement.

   6. Compliance with Conditions to Closing. Subsequent to the execution and delivery of this Agreement and prior to the closing, each of the parties to this Agreement will execute such documents and take such other actions as reasonably may be appropriate to fulfill the conditions to the closing provided for in Article 4 of this Agreement.

   7. Further Assurances. Consistent with the terms and conditions hereof, each party hereto will execute and deliver such instruments and take such other action as the other parties hereto may reasonably require in order to carry out this Agreement and the transactions contemplated hereby and thereby.


                            ARTICLE 4
                             CLOSING

   1. Time and Place; Effective Date. The closing of the transactions provided for in this Agreement shall take place as soon as practicable after (i) the date all notices have been sent by the Company as required by applicable law in order to effectuate the change in control contemplated by this Agreement and (ii) the date all notices have been sent by the Buyer or its agents and representatives as required by applicable law; all as described in Article 5 of this Agreement, but no later than December 21, 2000, or such other date as the parties may agree upon.



          Exhibit A - Pg. 5


   2. Delivery of Documents. As part of the closing, the following documents in addition to those described in Article 2, Paragraph 9 above shall be delivered:

By Keller:

A.   Original certificates in the name of Keller.
B.   Stock powers, properly signed, in good transferable form.
C. A resolution of the Board of Directors, dated the closing date, appointing the nominees of the Buyer as directors of the Company.
D. The resignation of all officers and directors, time dated subsequent to the resolution described in item 3 above.
E. All of the remaining business and corporate records of the Company not already provided.
F. Such other minutes of a special meeting of the Company's directors as may reasonably be required by the Buyer.
G.   A duly executed copy of the Substitution of Debtor Agreement.

By Keller Trust:

     A.   A duly executed copy of the Substitution of Debtor
          Agreement.

By the Buyer:

     A. On the date described in the Escrow Agreement, a cashiers or certified check(s) or Federal Reserve wire transfer instructions and receipt therefore from the bank effecting the wire transfer in U.S. dollars drawn on or wired from a United States Bank located within the contiguous 48 states in the amount of $2,000.00. Said check or wire transfer will be made payable to David M. Bovi, P.A. Attorney Trust Account.

     B. On the date described in the Escrow Agreement, a cashiers or certified check(s) or Federal Reserve wire transfer instructions and receipt therefore from the bank effecting the wire transfer in U.S. dollars drawn on or wired from a United States Bank located within the contiguous 48 states in the amount of $323,000.00. Said check or wire transfer will be made payable to David M. Bovi, P.A. Attorney Trust Account.

     C.   A duly executed copy of the Substitution of Debtor
          Agreement.



          Exhibit A - Pg. 6


                           ARTICLE 5
                            FILINGS

     Keller shall cause the Company to comply with its obligations pursuant to Florida law and the Securities Exchange Act of 1934, including compliance with Exchange Act Rule 14f-1 regarding a change in the majority of the Company's directors whereby an Information Statement is required to be delivered to the SEC and all shareholders not less than 10 days prior to the date of such change in control of the Company's board of directors.

                           ARTICLE 6
                             NOTICES

     Any notice, request, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been delivered, given, and received for all purposes if written and (i) if delivered personally, by facsimile, or by courier or delivery service, at the time of such delivery; or (ii) if directed by registered or certified United States mail, postage and charges prepaid, addressed to the intended recipient, at the address specified below, two business days after such delivery to the United States Postal Service.

If to Keller or Keller Trust:      6758 North Military Trail,
                                   Suite 303
                                   West Palm Beach, Florida 33407

     With a copy to:               David M. Bovi, Esq.
                                   David M. Bovi, P.A.
                                   319 Clematis Street, Suite 812
                                   West Palm Beach, Florida 33401

     If to Buyer:                  Charles Adams
                                   222 Lakeview Avenue, Suite 409
                                   West Palm Beach, Florida 33401

     With a copy to:               Donald F. Minmire, Esq.
                                   265 Sunrise Avenue, Suite 204
                                   Palm Beach, Florida 33480

Any party may change the address to which notices are to be mailed by giving notice as provided herein to all other parties.

                            ARTICLE 7
                          MISCELLANEOUS

     1. Entire Agreement. This Agreement, including the Exhibits and Schedules, contain all of the terms and conditions agreed upon by the parties with reference to the subject matter and supersede any and all previous agreements, representations, and communications between the parties, whether written or oral. This Agreement, including its Exhibits and Schedules, may not be modified or changed except by written instrument signed by all of the parties, or their respective successors or assigns.



          Exhibit A - Pg. 7


     2. Assignment. This Agreement shall not be assigned or assignable by any of the parties without the express written consent of the other parties. This Agreement shall inure to the benefit of and be binding on the parties and their respective successors and assigns.

     3. Captions. All headings are inserted for the convenience of the parties and shall not be used in any way to modify, limit, construe, or otherwise affect this Agreement.

     4. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same instrument.

     5. Waiver. Each of the parties may, by written notice to the other, (i) extend the time for the performance of any of the obligations or other actions of the other party; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any of the covenants of the other party contained in this Agreement; or (iv) waive, in whole or in part, performance of any of the obligations of the other party. No action taken pursuant to this Agreement, including, but not limited to, the consummation of the closing or any knowledge of or investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action, possessing such knowledge, or performing such investigation of compliance with the representations, warranties, covenants, and agreements contained herein. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or similar breach.

     6. Controlling Law. This Agreement has been entered into in the state of Florida and shall be governed by, construed, and enforced in accordance with the laws of Florida.

     7. Gender. Whenever in this Agreement the context so requires, references to the masculine shall be deemed to include the feminine and the neuter, references to the neuter shall be deemed to include the masculine and the feminine, and references to the plural shall be deemed to include the singular and the singular to include the plural.

     8. Further Assurances. Each of the parties shall use all reasonable efforts to bring about the transactions contemplated by this Agreement as soon as practicable, including the execution and delivery of all instruments, assignments, and assurances, and shall take or cause to be taken such reasonable further or other actions necessary or desirable to carry out the intent and purposes of this Agreement.



          Exhibit A - Pg. 8


     9. Attorneys' Fees. In the event a lawsuit is brought to enforce or interpret any part of this Agreement or the rights or obligations of any party to this Agreement, the prevailing party shall be entitled to recover such party's costs of suit and reasonable attorneys' fees, through all appeals.

     10. References to Agreement. The words "hereof," "herein," "hereunder," and other similar compounds of the word "here" shall mean and refer to the entire Agreement and not to any particular section, article, provision, annex, exhibit, schedule, or paragraph unless so required by the context.

     11. Schedules and Exhibits. Schedules and Exhibits to this Agreement (and any references to any part or parts of them) shall, in each instance, include the Schedules or Exhibits (as the case may be) attached to this Agreement as well as any amendments to such Schedules or Exhibits (in each such case). All such Schedules and Exhibits shall be deemed an integral part of this Agreement, and are incorporated into this Agreement by reference.

     12. Venue. Any litigation arising under this Agreement shall be instituted only in Palm Beach County, Florida, the place where this Agreement was executed. All parties agree that venue shall be proper in that county for all such legal or equitable proceedings.

     13. Severability. Each section, subsection, and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant, and/or provision. If any provision of this Agreement shall be determined to be unlawful, such provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect. The Parties hereto agree to provide an agreed upon provision which shall have the same force and effect in the event any provision herein is severed pursuant to the terms hereof.

     14. Rights in Third Parties. Except as otherwise specifically provided, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer on or give any person, firm, or corporation, other than the parties and their respective shareholders, any rights or remedies under or by reason of this Agreement.

     15. Expenses. Each party shall pay its own expenses in connection with the negotiation and consummation of the transactions contemplated by this Agreement, except as otherwise provided herein.

     16. No Oral Change. This Agreement and any provision hereof, may not be waived, changed, modified, or discharged orally but only by an agreement of the parties in writing.

     17. Time of Essence. Time is of the essence of this Agreement and of each and every provision hereof.

     18.  Binding Effect.   This Agreement shall inure to and be binding
upon the heirs, executors, personal representatives, successors and



          Exhibit A - Pg. 9



assigns of each of the parties to this Agreement.

     19. Effect of Closing. All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, shall be true and correct as of the date of the closing and shall survive the closing of this Agreement.

     20. Mutual Cooperation. The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transaction described herein.

     21.  Ambiguities.   Ambiguous terms shall not be interpreted
against the drafting party.


                           ARTICLE 8
                          TERMINATION

This Agreement may be terminated at any time prior to the closing date solely by the mutual written consent of all parties hereto.


           [remainder of page intentionally left blank
                 - see signature page attached]


          Exhibit A - Pg. 10


     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


ATTEST:


By:________________________             _______________________________
                                        Fred Keller


                                        BUYER:


By:_______________________              ______________________________
                                        Charles Adams



                                        and, for limited purposes as
                                        applicable herein:



By:______________________               _____________________________
                                        Fred Keller, Trustee




          Exhibit A - Pg. 11



                           Schedule 1
                               to
                    Stock Purchase Agreement
                    Dated December 11, 2000


     Keller, as defined in the Agreement, agrees to transfer to each Adams, as defined in the Agreement, share certificates representing an aggregate of 4,200,000 shares of the Company's common stock, as defined in the Agreement, in exchange for the consideration set forth next to his name below:

            Name                No. of Shares       Consideration
            ----                -------------       -------------
         Charles Adams            4,200,000             $2,000



          Exhibit A - Pg. 12


                        Escrow Agreement

                          Exhibit "A"
                               to
                    Stock Purchase Agreement
                    Dated December 11, 2000

                        ESCROW AGREEMENT

     THIS ESCROW AGREEMENT, dated this 11th day of December, by and between Fred Keller, 6758 North Military Trail, Suite 303, West Palm Beach, Florida 33407 ("Keller"), majority shareholder of Fairfax Group, Inc., a Florida corporation ("Company"); Fred Keller, Trustee, 6758 North Military Trail, Suite 303, West Palm Beach, Florida 33407 ("Keller Trust"); Charles Adams, 222 Lakeview Avenue, Suite 409, West Palm Beach, Florida 33401 (the "Buyer"); and David M. Bovi, P.A., (the "Escrow Agent").

                          WITNESSETH:

     WHEREAS, subject to the terms and conditions of the Stock Purchase Agreement and Substitution of Debtor Agreement, both of even date hereof, Keller agrees to sell and the Buyer agrees to (i) purchase 4,200,000 shares of the Company's common stock ("Common Stock") in exchange for consideration equal to $2,000 (the "Purchase Price") described in Schedule "1" of the Stock Purchase Agreement; and (ii) assume and discharge all of the debts of the Company equal to $323,000 (the "Debt Amount") which is owed to Keller Trust.

     WHEREAS, the Escrow Agent shall hold in escrow the stock certificates representing the Common Stock, their properly executed stock power, the Purchase Price and the Debt Amount pending closing of the transactions contemplated by the Stock Purchase Agreement and the Substitution of Debtor Agreement (both collectively referred to as the "Agreements") .

     NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

     1.   Recitals.   The recitals above are hereby incorporated
          by reference and made a part hereof.

     2. Appointment as Escrow Agent. David M. Bovi, P.A. is hereby appointed and it hereby agrees to serve as the Escrow Agent on the terms and conditions hereinafter set forth.

     3. Duties of Escrow Agent. The Escrow Agent shall perform the following duties on the dates described below, as defined in the Stock Purchase Agreement:


          Exhibit A - Pg. 13


          A. On the date of execution of this Escrow Agreement, the Escrow Agent shall accept into its Attorney Trust Account from the Buyer $100,000 towards the Purchase Price and the Debt Amount, which will deemed to be non-refundable in the event the Buyer refuses to close on the Closing date in violation of the Stock Purchase Agreement and Substitution of Debtor Agreement. Additionally, prior to the close of business on the seventh (7th) day following the date of execution of this Escrow Agreement, the Escrow Agent shall accept into its Attorney Trust Account from the Buyer the remaining $225,000 towards the Purchase Price and the Debt Amount. Upon the Escrow Agent's receipt of the aforementioned, the Escrow Agent shall acknowledge in writing the receipt thereof and shall hold such in accordance with the terms of this Escrow Agreement.

          B. On the Closing date, the Escrow Agent shall accept from Keller the stock certificates representing the Common Stock along with their properly executed stock power.

          C. On the Closing date, upon Keller's and the Buyer's written satisfaction of all conditions of Closing, or upon the written waiver thereof, the Escrow Agent shall:

                    (a) deliver to Buyer and Buyer shall accept the stock certificates representing the Common Stock along with their properly executed stock power; and

                    (b) upon receipt by the Escrow Agent of Keller's and/or Keller Trust's written instruction, deliver to Keller and/or Keller Trust, or their assigns, the Purchase Price and Debt Amount, less $12,500 which shall be delivered to David M. Bovi, P.A. for fees.

          D. Upon the performance of the duties described above, the Escrow Agent shall, without further action by any party, be released from all duties hereunder. The Escrow Agent shall have no responsibility under this Agreement except for the performance of its express duties hereunder.

     4. Reliance by Escrow Agent. The Escrow Agent shall not be responsible for the genuineness of any certificate or signature, and may rely exclusively upon and shall not incur any liability by acting in reliance upon any notice, affidavit, request, consent, or other instrument believed by the Escrow Agent, in good faith, to be genuine and otherwise duly authorized and properly made.



          Exhibit A - Pg. 14


     5. Return of Escrowed Items. In the event the Escrow Agent cannot carry out its duties as contemplated in Paragraph 3 above, the Escrow Agent shall promptly return: (i) to the Buyer, the Purchase Price and the Debt Amount; and (ii) to Keller, the stock certificates representing the Common Stock, along with their properly executed stock power.

     6. Expenses. The expenses and charges of the Escrow Agent in performance of its duties hereunder shall be borne by Keller.

     7.   No Additional Duties of the Escrow Agent.

          (a) The Escrow Agent undertakes to perform such duties and only such duties as are specifically set forth in this Escrow Agreement, and no implied covenants or obligations shall be deemed a part of this Escrow Agreement. The duties of the Escrow Agent hereunder shall be entirely administrative and not discretionary. The Escrow Agent shall be obligated to act only in accordance with written instructions received by it as provided in this Escrow Agreement and it is hereby authorized to comply with any orders, judgments or decrees of any court having jurisdiction over it, and shall not have any liability as a result of its compliance with the same.

          (b) In performing any of its duties hereunder, the Escrow Agent shall not incur any liability to anyone for any damages, losses or expenses, except for willful default or negligence, and it shall, accordingly, not incur any such liability with respect to any action taken or omitted in good faith upon advice of its counsel or counsel for the Buyer given with respect to any questions relating to the duties and responsibilities of the Escrow Agent under this Agreement.

          (c) If at any time a dispute shall exist as to the duties of the Escrow Agent and the terms hereof, the Escrow Agent may deposit the Purchase Price and the Debt Amount with the Clerk of the Palm Beach County Court, State of Florida, and may interplead the parties hereto. Upon so depositing such the Purchase Price and the Debt Amount and filing its complaint in interpleader, the Escrow Agent shall be completely discharged and released from all further liability or responsibility under the terms hereof. The parties hereto, for themselves, their heirs, successors and assigns, do hereby submit themselves to the jurisdiction of said Court and do hereby appoint the Clerk of said Court as their agent for service of all process in connection with the proceedings mentioned in this paragraph.

          (d) The parties hereto hereby agree to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including


          Exhibit A - Pg. 15


               reasonable costs of investigation and counsel fees and disbursements, which may be imposed upon the Escrow Agent or incurred by the Escrow Agent in connection with its acceptance of appointment as Escrow Agent hereunder or the proper performance of its duties hereunder, including any litigation arising from this Agreement or involving the subject matter hereof.

          (e) The Escrow Agent may rely absolutely upon the genuineness and authorization of any signature or purported signature appearing to be that of the parties hereto, as the case may be, and upon any instruction, notice, releases, receipt or other document delivered to it pursuant to this Escrow Agreement.

          (f) The Escrow Agent may, as a condition to the return of the Purchase Price and the Debt Amount, require from the parties an acknowledgment of such return, and, upon such return, a release of the Escrow Agent from any liability arising out of the execution or performance of this Escrow Agreement.

     8. Entire Agreement. No supplement, modification or amendment of this Escrow Agreement shall be binding unless executed in writing by each of the parties hereto. No waiver of any of the provisions of this Escrow Agreement shall be deemed to constitute a waiver of any other provision hereof, whether or not similar, nor shall any such waiver constitute a waiver of any other or subsequent breach. No waiver shall be binding unless executed in writing by the party sought to be charged thereby. Any waiver shall be validly and sufficiently authorized for the purposes of this Escrow Agreement if, as to any party hereto, it is executed by the individual who executed this Escrow Agreement on behalf of such party.

     9. Counterparts. This Escrow Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and this Escrow Agreement shall become a binding agreement when one or more counterparts hereof shall have been signed by each of the parties and delivered to each of the other parties hereto.

     10. Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Florida, venue Palm Beach County, without regard to its rules on conflicts of laws.

     11. Notices. All notices, instructions, releases, payments, deliveries and other communications required or permitted hereunder shall be in writing and shall be given by confirmed facsimile or registered mail addressed, if to the Buyer, to:
          Charles Adams, 222 Lakeview Avenue, Suite 409, West Palm Beach, Florida 33401, with a copy to: Donald F. Mintmire,



          Exhibit A - Pg. 16


          Esq., 265 Sunrise Avenue, Suite 204, Palm Beach, Florida 33480; and if to Keller or Keller Trust, to: Fred Keller, 6758 North Military Trail, Suite 303, West Palm Beach, Florida 33407, with a copy to: David M. Bovi, Esq. 319 Clematis Street, Suite 812, West Palm Beach, Florida 33401 and, if to the Escrow Agent, to: David M. Bovi, Esq., 319 Clematis Street, Suite 812, West Palm Beach, Florida 33401.

            [remainder of page intentionally left blank
                  - see signature page attached]

     IN WITNESS WHEREOF, the undersigned have executed this Escrow Agreement as of the day and year first above written.

ATTEST:                            BUYER:


By:______________________          ______________________________
                                   Charles Adams



By:______________________          _____________________________
                                   Fred Keller



By:______________________          _____________________________
                                   Fred Keller, Trustee


                                   DAVID M. BOVI, P.A.


By:______________________           By:_______________________
                                       David M. Bovi, President




          Exhibit A - Pg. 17


                Substitution of Debtor Agreement

                          Exhibit "B"
                               to
                    Stock Purchase Agreement
                    Dated December 11, 2000

                SUBSTITUTION OF DEBTOR AGREEMENT

     This Agreement, dated this 11th day of December, 2000, by and between Fairfax Group, Inc., a Florida corporation ("Company"); Fred Keller, Trustee ("Keller Trust"); and Charles Adams ( the "Buyer"), is made for the purpose of setting forth the terms and conditions upon which Buyer promises to assume and discharge all of the debts of the Company owed to Keller Trust.

     In consideration of the mutual promises, covenants and representations contained herein, the parties agree as follows:

4.   Subject to the terms and conditions of the Stock Purchase
     Agreement, of even date hereof (the "Stock Purchase
     Agreement"), Buyer promises to assume and discharge all of the debts of the Company owed to Keller Trust.

5. The Company is indebted to Keller Trust as a result of various promissory notes made by the Company to Keller Trust, all totaling with applicable interest thereon the sum of $323,000.

6. Pursuant to the Stock Purchase Agreement, Keller, as defined therein, agrees to sell and the Buyer, as defined therein, agrees to purchase 4,200,000 shares of the Company's common stock on the promise of Buyer to assume and discharge all of the debts of the Company owed to Keller Trust, pursuant to this Substitution of Debtor Agreement.

7. The Company desires to be released and discharged from all liability it owes to Keller Trust, and Keller Trust is willing to release and discharge the Company from all liability.

8. Pursuant to the terms and procedures described in the Escrow Agreement attached as Exhibit "A" to the Stock Purchase Agreement, Buyer agrees to pay to Keller Trust at the time of the Closing, as defined in the Stock Purchase Agreement, the sum of $323,000 now due from the Company to Keller Trust, and in consideration of this payment being duly made, Keller Trust releases and discharges the Company from all liability for the debt.

9. Upon Buyer's payment of the abovementioned $323,000 to Keller Trust, the Company shall no longer be indebted to Keller Trust



          Exhibit A - Pg. 18


     in any amount.

10. Further, at the time of the Closing, Keller Trust agrees to cancel any and all written lease agreements between the Company and Keller Trust, and the Company represents and warrants that it is not a party to any other lease agreement with any other person. Further, the Company represents and warrants that if any written compensation or payment obligation agreement between the Company and any officer, director, affiliate, consultant or any other third party is in force on the date hereof, that such written compensation or payment obligation agreement shall be canceled as of the time of Closing.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


ATTEST:                            BUYER:



By:______________________          ______________________________
                                   Charles Adams



By:______________________          _____________________________
                                   Fred Keller



By:______________________          _____________________________
                                   Fred Keller, Trustee


                                   FAIRFAX GROUP, INC.


By:______________________           By:_________________________
                                       Ernest Porter, President





          Exhibit A - Pg. 19



                          [EXHIBIT B]

                  STOCK OPTION AGREEMENT No. 1


                     STOCK OPTION AGREEMENT

     THIS AGREEMENT is made as of December 21, 2000, between Fred Keller ("Keller") and Donald F. Mintmire (the "Optionee").

     THE PARTIES AGREE AS FOLLOWS:

     1. Option Grant. In exchange for $10.00 and other good and valuable consideration, the receipt of which is hereby acknowledged, Keller hereby grants to the Optionee an option (the "Option") to purchase from Keller an aggregate of 534,000 shares of Fairfax Group, Inc. (the "Company") common stock (the "Shares"), for an aggregate exercise price of $10.00. The Option will be subject to all of the terms and conditions set forth herein

     2. Stockholder Rights. No rights or privileges of a stockholder in the Company are conferred by reason of the granting of the Option. Optionee will not become a stockholder in the Company with respect to the Shares unless and until the Option has been properly exercised and the Option Price fully paid as to the portion of the Option exercised.

     3. Termination. This Option will automatically vest to the Optionee, with no further action by the Optionee or Keller, on December 21, 2000, and will expire, unless previously exercised in full, on April 15, 2001.

     4. Miscellaneous. This Agreement sets forth the complete agreement of the parties concerning the subject matter hereof, superseding all prior agreements, negotiations and understandings. This Agreement will be governed by the substantive law of the State of Florida, and may be executed in counterparts.

     The parties hereby have entered into this Agreement as of the date set forth above.


     ___________________________
     Fred Keller


     ___________________________
     Donald F. Mintmire




          Exhibit B - Pg. 1



                          [EXHIBIT C]

                  STOCK OPTION AGREEMENT No. 2

                     STOCK OPTION AGREEMENT

     THIS AGREEMENT is made as of December 21, 2000, between Fred Keller ("Keller") and Mark Mintmire (the "Optionee").

     THE PARTIES AGREE AS FOLLOWS:

     1. Option Grant. In exchange for $10.00 and other good and valuable consideration, the receipt of which is hereby acknowledged, Keller hereby grants to the Optionee an option (the "Option") to purchase from Keller an aggregate of 533,000 shares of Fairfax Group, Inc. (the "Company") common stock (the "Shares"), for an aggregate exercise price of $10.00. The Option will be subject to all of the terms and conditions set forth herein

     2. Stockholder Rights. No rights or privileges of a stockholder in the Company are conferred by reason of the granting of the Option. Optionee will not become a stockholder in the Company with respect to the Shares unless and until the Option has been properly exercised and the Option Price fully paid as to the portion of the Option exercised.

     3. Termination. This Option will automatically vest to the Optionee, with no further action by the Optionee or Keller, on December 21, 2000, and will expire, unless previously exercised in full, on April 15, 2001.

     4. Miscellaneous. This Agreement sets forth the complete agreement of the parties concerning the subject matter hereof, superseding all prior agreements, negotiations and understandings. This Agreement will be governed by the substantive law of the State of Florida, and may be executed in counterparts.

     The parties hereby have entered into this Agreement as of the date set forth above.



     _________________________
     Fred Keller


     _________________________
     Mark Mintmire



          Exhibit C - Pg. 1


                          [EXHIBIT D]

                  STOCK OPTION AGREEMENT No. 3

                     STOCK OPTION AGREEMENT

     THIS AGREEMENT is made as of December 21, 2000, between Fred Keller ("Keller") and A. Rene Dervaes (the "Optionee").

     THE PARTIES AGREE AS FOLLOWS:

     1. Option Grant. In exchange for $10.00 and other good and valuable consideration, the receipt of which is hereby acknowledged, Keller hereby grants to the Optionee an option (the "Option") to purchase from Keller an aggregate of 533,000 shares of Fairfax Group, Inc. (the "Company") common stock (the "Shares"), for an aggregate exercise price of $10.00. The Option will be subject to all of the terms and conditions set forth herein

     2. Stockholder Rights. No rights or privileges of a stockholder in the Company are conferred by reason of the granting of the Option. Optionee will not become a stockholder in the Company with respect to the Shares unless and until the Option has been properly exercised and the Option Price fully paid as to the portion of the Option exercised.

     3. Termination. This Option will automatically vest to the Optionee, with no further action by the Optionee or Keller, on December 21, 2000, and will expire, unless previously exercised in full, on April 15, 2001.

     4. Miscellaneous. This Agreement sets forth the complete agreement of the parties concerning the subject matter hereof, superseding all prior agreements, negotiations and understandings. This Agreement will be governed by the substantive law of the State of Florida, and may be executed in counterparts.

     The parties hereby have entered into this Agreement as of the date set forth above.



     _________________________
     Fred Keller


     _________________________
     A. Rene Dervaes




          Exhibit D - Pg. 1